Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

The following table sets forth our ratio of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the years ended December 31, 2006, 2007, 2008, 2009, 2010 and the six months ended June 30, 2011:

						Six Months
	Year Ended December 31,					Ended
	2006	2007	2008	2009	2010	June 30, 2011
Earnings:
Net loss	$(12,343,942)	$(11,204,443)	$(12,965,622)	$(24,458,924)	$(17,638,746)	$(5,259,325)
Add: Fixed charges	161,370	161,700	167,395	408,647	261,425	70,896

Earnings, as defined	$(12,182,572)	$(11,042,743)	$(12,798,227)	$(24,050,277)	$(17,377,321)	$(5,188,429)

Fixed charges and preferred stock dividends:
Interest expensed	$—	$—	$28,135	$210,977	$61,115	$—
Estimated interest component of rent	161,370	161,700	139,260	197,670	200,310	70,896

Total fixed charges	161,370	161,700	167,395	408,647	261,425	70,896

Preferred stock dividends	2,005,664	23,335	—	—	—	—

Total fixed charges and preferred stock dividends	$2,167,034	$185,035	$167,395	$408,647	$261,425	$70,896

Ratio of earnings to fixed charges	—	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—

We reported a net loss for the years ended December 31, 2006, 2007, 2008, 2009, 2010 and the the six months ended June 30, 2011 and would have needed to generate additional income of $12,343,942, $11,204,443, $12,965,622, $24,458,924, $17,638,746 and $5,259,325 respectively, to cover our fixed charges of $161,370, $161,700, $167,395, $408,647, $261,425 and $70,896, respectively. Including preferred stock dividends, we would have needed to generate additional income of $14,349,606 and $11,227,778 in the years ended December 31, 2006 and 2007, respectively.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense and an estimate of the interest within rental expense.

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of net loss plus fixed charges. Combined fixed charges and preferred stock dividends consist of interest expense, an estimate of interest within rental expense and preferred stock dividends.